

Urvin Finance Inc.

Financial Statements

June 30, 2021

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Urvin Finance Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Urvin Finance Inc. (the "Company"), which comprise the balance sheet as of June 30, 2021, and the related statements of operations, changes in stockholders' deficit and cash flows for the period June 28, 2021 (inception) through June 30, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urvin Finance Inc. as of June 30, 2021, and the results of its operations and its cash flows for the period June 28, 2021 (inception) through June 30, 2021, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Urvin Finance Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss for the period June 28, 2021 (inception) through June 30, 2021 and has not yet raised sufficient capital resources necessary to pursue its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Baker Tilly US, LLP

San Diego, California
September 2, 2021

URVIN FINANCE INC.
BALANCE SHEET
June 30, 2021

ASSETS

Current Assets:	
Stock subscriptions receivable	$ 66
Total current assets	66
Total assets	$ 66

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:	
Accounts payable	$ 1,200
Total current liabilities	1,200
Stockholders' Deficit:	
Common Stock - restricted, $0.00001 par value; 10,000,000 shares authorized, 6,600,000 shares issued and outstanding at June 30, 2021	66
Accumulated deficit	(1,200)
Total stockholders' deficit	(1,134)
Total liabilities and stockholders' deficit	$ 66

The accompanying notes are an integral part of these financial statements.

URVIN FINANCE INC.
STATEMENT OF OPERATIONS
For the period June 28, 2021 (inception) through June 30, 2021

Operating Expenses:		
General and administrative	$	1,200
Total operating expenses		1,200
Net Loss	$	(1,200)

The accompanying notes are an integral part of these financial statements.

URVIN FINANCE INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the period June 28, 2021 (inception) through June 30, 2021

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Deficit
Balance - June 28, 2021	–	$ –	$ –	$ –
Founder shares	6,600,000	66	–	66
Net loss	–	–	(1,200)	(1,200)
Balance - June 30, 2021	6,600,000	$ 66	$ (1,200)	$ (1,134)

The accompanying notes are an integral part of these financial statements.

URVIN FINANCE INC.
STATEMENT OF CASH FLOWS
For the period June 28, 2021 (inception) through June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,200)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		1,200
Net cash flows from operating activities		–
NET CHANGE IN CASH		–
CASH – beginning of year		–
CASH – end of year	$	–
NON-CASH FINANCING ACTIVITIES:		
Stock issued for subscription receivable	$	66

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Urvin Finance Inc. (the "Company") was incorporated under the laws of the state of Delaware on June 28, 2021. The Company is developing an investment education platform for retail investors, which they intend to use for collaborative due diligence and investment education led by experts.

The Company is subject to risks and uncertainties common to early-stage companies, including, but not limited to, completion of product development efforts, commercialization of products, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and ability to secure additional capital to fund operations.

2. GOING CONCERN

As of June 30, 2021, the Company had no cash and negative working capital of $1,134. The Company has not generated any revenues and incurred a net loss of $1,200 for the period June 28, 2021 (inception) through June 30, 2021. Accordingly, the Company has an immediate need to raise capital in order to pursue its business plan. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through equity financing. The Company's ability to meet its obligations as they become due is dependent upon its ability to obtain external capital financing. However, there can be no assurances that the Company will be successful in its efforts to raise capital.

The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the financial statements. The financial statements and accompanying notes are the representations of management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

For purposes of the statement of cash flows, the Company considers all cash accounts and short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021.

Start-Up Costs

The Company accounts for start-up costs in conformity with the provisions of Accounting Standards Codification ("ASC") Topic 720, *Other Expenses*. Costs incurred in conjunction with start-up activities are expensed as incurred unless those costs qualify for capitalization under GAAP.

Stock-Based Compensation

The Company accounts for stock-based payments to employees in conformity with the provisions of ASC Topic 718, *Share Based Payments*. All stock-based payments to employees are recognized in the statement of operations based on their fair values at the date of grant and compensation expense is recognized over the related service periods in which the awards are expected to vest.

Income Taxes

The Company accounts for income taxes under the asset and liability approach following the provisions of ASC 740, *Accounting for Income Taxes*. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when uncertainty regarding their reliability exists. Uncertain tax positions are recognized and measured following the more-likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return.

As of June 30, 2021, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Fair Value Measurements

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2021, and does not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Stock Subscriptions Receivable

The Company records stock issuances at the transaction effective date. If the subscription is not funded upon issuance, the Company records stock subscriptions receivable as assets on the balance sheet. When stock subscriptions receivable are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirements under ASC 505, *Equity*, the stock subscriptions receivable are reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

4. STOCK SUBSCRIPTIONS RECEIVABLE

On June 28, 2021, the Company issued 6,600,000 shares of common stock to founders of the Company at a price of $0.00001 per share. The Company received the proceeds from this stock subscription subsequent to June 30, 2021, but prior to the issuance of the financial statements. Accordingly, the stock subscription receivable has been recorded as a current asset as of June 30, 2021.

5. EQUITY-BASED COMPENSATION

2021 Stock Option and Grant Plan

The 2021 Stock Option and Grant Plan (the "Plan") reserved 1,400,000 shares of common stock for the issuance of incentive and non-qualified stock options or restricted stock, which may be made to any employee, officer, director, consultant or other advisor providing services to the Company. There was no stock compensation expense recognized for the year ended June 30, 2021.

The Company adopted the Plan for employees, officers, directors, and consultants on June 28, 2021. The Plan, which is administered by the Board of Directors, permits the Company to sell or award restricted common stock or to grant incentive and nonqualified stock options for the purchase of common stock. The restricted common stock generally vests upon four years of service and are exercisable generally at a price equal to the fair market value on the date of the grant. Vested options may be exercised at any time before the expiration (no more than ten years from the date of the grant) in accordance with the plan document. As of June 30, 2021, 1,400,000 shares were available for future issuance.

Common Stock - Restricted

The Board may sell restricted stock to persons eligible to receive awards, subject to such restrictions, conditions and other terms as the Board may determine. Holders of restricted stock generally have the right to vote such stock and to receive any dividends declared or paid with respect to such stock; any cash dividends will be retained by the Company and released only upon the vesting of the restricted stock to which such dividends relate and any noncash dividends will be subject to the same vesting and forfeiture conditions as the restricted stock to which such dividends relate.

On June 28, 2021, the Company sold 6,600,000 shares of restricted stock at $0.00001 per share to founders of the Company. The shares are subject to certain restrictions pursuant to the stock restriction agreement between the Company and each shareholder and include the following restrictions:

Vesting

The shares will vest over a 4-year period, with 25% vested after 12 months, and monthly vesting thereafter. All vesting is dependent on the continuation of the Stockholder's Business Relationship, as defined by the stock restriction agreement, with the Company on the applicable vesting date.

5. EQUITY-BASED COMPENSATION (continued)

Restrictions

Unvested shares and vested shares are subject to certain transfer restrictions set forth in the agreement. The Stockholder may not sell, assign, transfer, pledge, hypothecate, gift, mortgage or otherwise encumber or dispose of all or any of the unvested shares, except to the Company (or any successor to the Company). The Stockholder may not transfer any vested shares to any individual, corporation, partnership or other entity that engages in any business activity that is in competition, directly or indirectly, with the products or services being developed, manufactured or sold by the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 2, 2021, the date the financial statements were available to be issued. The Company has concluded that no additional events have occurred subsequent to June 30, 2021 that require consideration as adjustments to, or disclosure in, its financial statements.